Exhibit 14.1
Code of Ethics
of
Energy Recovery, Inc.
Additional Conduct and Ethics Policies for the
Chief Executive Officer and Senior Financial Officers
          The Company has a Code of Business Conduct and Ethics (the “Code”) applicable to all directors, officers and employees of the Company. The Chief Executive Officer and all senior financial officers, including the Chief Financial Officer and all principal accounting officers, are bound by the provisions set forth therein. In addition to the Code, the Chief Executive Officer and senior financial officers are subject to the following additional specific policies:
•	The Chief Executive Officer and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosure in the periodic reports required to be filed by the Company with the U.S. Securities and Exchange Commission. Accordingly, it is the responsibility of the Chief Executive Officer and each senior financial officer to promptly bring to the attention of the Chair of the Audit Committee any material information of which he or she may become aware that affects the disclosures made by the Company in its public filings or otherwise assist the Audit Committee in fulfilling its responsibilities as specified in the Audit Committee Charter.

•	The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Chair of the Audit Committee any information he or she may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or (b) any theft or fraud, whether or not material, that involves affiliates who have a significant role in the Company’s financial reporting, disclosures or internal controls.

•	The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Chair of the Audit Committee any information he or she may have concerning any violation of the Code or of these additional policies, including any actual or apparent conflicts of interest between personal and professional relationships, involving any affiliate who has a significant role in the Company’s financial reporting, disclosures or internal controls.

•	The Chief Executive Officer and each senior financial officer shall promptly bring to the attention of the Chair of the Audit Committee any information he or she may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company and the operation of its business, by the Company or any agent thereof.
          The Board of Directors shall determine, or designate appropriate persons to determine appropriate actions to be taken in the event of violations of the Code or of these additional policies by the Chief Executive Officer and the Company’s senior financial officers. Such actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code and to these policies, and shall include written notices to the individual involved that the Board has determined that there has been a violation, censure by the Board, demotion or re-assignment of the individual involved, suspension with or without pay or benefits (as determined by the Board) and termination of the individual’s employment.
          In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.